February 7, 2008

Mail Stop 6010

By U.S. Mail and facsimile to 989/638-1740

Mr. Thomas E. Moran
Assistant Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

      Re: **The Dow Chemical Company**
              Definitive 14A
              Filed March 23, 2007
              File No. 001-03433

Dear Mr. Moran:

      We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3708.

                           Sincerely,

                           Lesli L. Sheppard
                           Special Counsel